AngloGold Ashanti plc
Notice of General Meeting

A general meeting of the shareholders of AngloGold Ashanti plc will be held at 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA on:

Thursday, 23 July 2026
9:00 a.m.	Mountain Daylight Time (“MDT”)
4:00 p.m.	British Summer Time (“BST”)
5:00 p.m.	South African Standard Time (“SAST”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt about the action you should take with respect to the matters contained within, you should immediately consult your stockbroker, legal counsel, accountant or other professional financial adviser.
The registered office of AngloGold Ashanti plc is located at Third Floor, Hobhouse Court, Suffolk Street, London, SW1Y 4HH,
United Kingdom. Tel. +44 (0)203 968 3320. AngloGold Ashanti plc is incorporated and registered in England and Wales, with company number 14654651.
www.anglogoldashanti.com

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AngloGold Ashanti plc | Notice of General Meeting

About the General Meeting of Shareholders
A general meeting of shareholders of AngloGold Ashanti plc (the “Company”) will be held at 9:00 a.m. MDT/ 4:00 p.m.
BST/ 5:00 p.m. SAST on Thursday, 23 July 2026 (the “General Meeting”). For statutory and regulatory purposes, the place of meeting will be 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA.
The Company has either (1) sent you a notice of availability notifying you how to electronically access a copy of this notice of General Meeting (the “Notice”), or (2) mailed you a paper copy of this Notice and a proxy card in paper format.
You received this Notice because you were a Shareholder of Record or a Beneficial Owner (as defined below) as of the close of business on Friday, 26 June 2026 (the “Record Date”).
Entitlement to Vote
A “Shareholder of Record” is a person appearing on the register of members of the Company at the close of business on the Record Date. A “Beneficial Owner” is a person who holds ordinary shares of the Company (“Ordinary Shares”)
through a bank, broker, central securities depository participant (“CSDP”), Depositary, Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).
All Shareholders of Record are entitled to receive notice of, and to attend and vote at, the General Meeting. Beneficial
Owners generally cannot vote their Ordinary Shares directly and instead must instruct the bank, broker, CSDP, Depositary,
Shareholder of Record or agent through which such Beneficial Owner holds their Ordinary Shares how to vote their
Ordinary Shares.
If you are a Shareholder of Record, you may vote online, by telephone, or by completing, dating and signing your proxy card and returning it by mail. If you are a Beneficial Owner, you may vote by following the process indicated by your bank, broker, CSDP, Depositary, Shareholder of Record or agent through which you hold your Ordinary Shares. Please refer to
Part 4 for more information.
Voting in Advance
Your vote counts. To make sure your Ordinary Shares are represented, please cast your vote as soon as possible in one of the ways noted here. Votes submitted by Shareholders of Record online, by telephone or by way of mailing the proxy card must be received no later than 9:59 p.m. MDT on Tuesday, 21 July 2026. If you are a Beneficial Owner, you
should cast your vote no later than the time indicated by your bank, broker, CSDP, Depositary, Shareholder of Record or agent through which you hold your Ordinary Shares. Please refer to Part 4 for more information. Depositary Interest
Holders should refer to Part 4 for how voting instructions can be provided.

Online: www.proxyvote.com	Telephone: 1-800-690-6903

Mail: Complete, sign and date your proxy card or voting instruction form and return it in the envelope provided	QR Code: Scan this QR code

Attending the General Meeting
To be admitted to the General Meeting, please bring photo ID and a copy of your proxy card (if you are a Shareholder of
Record) or your legal proxy (if you are a Beneficial Owner), which you will be asked to present at the registration desk.

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AngloGold Ashanti plc | Notice of General Meeting

Part 1: Letter from the Chair
Dear Shareholder,
I am writing to you with details of a general meeting of the shareholders of AngloGold Ashanti plc (the “Company”
or “AngloGold Ashanti”) to be held at 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111,
USA on Thursday, 23 July 2026 at 9:00 a.m. MDT/ 4:00 p.m. BST/ 5:00 p.m. SAST (the “General Meeting”).
Business of the General Meeting
On 7 May 2026, the Company’s Board of Directors (the “Board”) approved a proposed share repurchase programme for the Company’s ordinary shares (“Ordinary Shares”) of up to US$2.0bn (the “Share Repurchase Programme”). The
implementation of the Share Repurchase Programme is, among other things, subject to receiving shareholder approval as well as any applicable regulatory approvals.
The General Meeting is being convened to consider a resolution (the “Resolution”) to approve the terms of the share repurchase contracts and the counterparties with whom such repurchase contracts may be entered into. These approvals are required to enable the Company to implement the Share Repurchase Programme.
This strategic decision by the Board to establish the Share Repurchase Programme is underpinned by management’s and the Board’s belief in the Company’s strong cash generation capabilities and prospective financial outlook for the business. AngloGold Ashanti has in place a robust capital allocation framework, which ensures, among other things, that:
its operating assets are appropriately capitalised to ensure safe, sustainable production; the Company’s balance sheet has appropriate levels of debt relative to its cash generation abilities, as well as available liquidity and staggered debt maturities to provide it with the necessary financial flexibility through the cycle to fund its growth and mine-life extension projects; and it has a dividend policy that is competitive relative to industry peers in providing cash returns to its shareholders.
The proposed Share Repurchase Programme is the realisation of an important element of our capital allocation framework and is intended to offer another vector for shareholder returns and align the Company’s capital return framework with its North American peers.
It reflects the Company’s disciplined approach to capital allocation, utilising excess liquidity to reduce the number of
Ordinary Shares in issue thereby increasing per-share value, earnings and cash flow for its shareholders.
Formal Notice
The formal notice of the General Meeting is set out on page 4 of this document, which sets out the business to be considered at the General Meeting, together with explanatory notes to the resolution on pages 5 and 6 of this document.
Voting
Your vote is important. We encourage shareholders to vote in advance of the General Meeting online, by telephone or by mail. You can appoint a proxy or proxies to exercise all or any of your rights to participate and vote at the General
Meeting by using one of the methods set out in Part 4 of this document. A proxy card or, if relevant, a voting instruction form, is enclosed with this document to enable you to exercise your voting rights accordingly.
Recommendation
The Board considers that the Resolution is in the best interests of the Company and its shareholders as a whole and is therefore likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of the Resolution, as they intend to do in respect of their own beneficial holdings.
I would like to thank you on behalf of the Board for your continued support of AngloGold Ashanti. If you have any questions in relation to the business of the meeting, please do not hesitate to submit these in advance of the meeting by email to investors@anglogoldashanti.com.
Yours faithfully,
Jochen Tilk
Chair, AngloGold Ashanti plc
1 July 2026

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AngloGold Ashanti plc | Notice of General Meeting

Part 2: Notice of General Meeting
Notice is hereby given that a general meeting of the shareholders of AngloGold Ashanti plc (the “Company”) will be held at 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA on Thursday, 23 July 2026 at 9:00 a.m.
MDT/ 4:00 p.m. BST/ 5:00 p.m. SAST (the “General Meeting”) to consider and, if the requisite shareholder support is received, to pass the resolution set out below, which will be proposed as an ordinary resolution.
Resolution – authority to purchase own shares off-market
THAT, for the purposes of section 694 of the Companies Act 2006, the terms of the buyback contracts to be entered into between the Company and any or all of J.P. Morgan Securities LLC and J.P. Morgan Equities South Africa Proprietary
Limited and their respective subsidiaries and affiliates from time to time (in the form produced to the meeting and made available at the Company's registered office for not less than 15 days ending with the date of the meeting) (each a
“Contract” and together the “Contracts”) are approved and the Company be authorised to undertake off-market purchases (within the meaning of section 693(2) of the Companies Act 2006) of its ordinary shares of US$1.00 each
(the “Ordinary Shares”) pursuant to such Contracts, provided that the aggregate purchase price for the Ordinary Shares hereby authorised to be purchased shall not exceed US$2,000,000,000, exclusive of fees, commissions and applicable taxes (including stamp duty and securities transfer tax), such authority to expire on the fifth anniversary of the
General Meeting unless previously renewed, varied, or revoked by the Company at a general meeting, and provided further that during this period the Company may agree to purchase Ordinary Shares pursuant to any Contract, even if such purchase would, or might, be completed or executed wholly or partly after the authority ends and the Company may accordingly purchase such Ordinary Shares pursuant to any such Contract as if the authority had not ended.

By order of the Board

Jochen Tilk Chair, AngloGold Ashanti plc 1 July 2026

Registered office:
Third Floor, Hobhouse Court Suffolk Street London SW1Y 4HH United Kingdom
Registered in England and Wales Company No. 14654651

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AngloGold Ashanti plc | Notice of General Meeting

Part 3: Explanatory Notes to the Resolution
On 7 May 2026, the Board approved the Share Repurchase Programme, with an aggregate cap of up to
US$2,000,000,000. The implementation of the Share Repurchase Programme remains, among other things, subject to receiving shareholder approval as well as approval by the Financial Surveillance Department of the South African Reserve
Bank (“FinSurv”) for the repurchases on exchanges in South Africa.
Requirement for Shareholder Approval for the Contracts
Under the UK Companies Act 2006 (the “Companies Act”), a company may repurchase its own shares by way of “on-
market” or “off-market” purchases. A purchase is treated as “on-market” if it is effected on a recognised investment exchange within the meaning of section 693 of the Companies Act. The Company’s shares are listed on the New York
Stock Exchange (the “NYSE”), the Johannesburg Stock Exchange (the “JSE”), the A2X Markets and the Ghana Stock
Exchange (the “GSE”), none of which are recognised investment exchanges for this purpose. Accordingly, repurchases effected on the NYSE or the JSE, or otherwise pursuant to the terms of the Contracts, must be conducted in accordance with the procedures for “off-market” purchases under the Companies Act.
Such repurchases may only be made pursuant to a share repurchase contract, the terms of which have been approved by the Company’s shareholders in accordance with section 694 of the Companies Act. In addition, the Resolution specifies which counterparties may enter into Contracts with the Company.
There can be no certainty as to whether the Company will repurchase any of its Ordinary Shares, or as to the amount of any such repurchases, or the prices at which such repurchases may be made, or the exchanges on which such purchases may be made. The implementation of the proposed Share Repurchase Programme (including the timing, price and number of Ordinary Shares repurchased) will depend on a number of factors, such as the Company’s financial performance, availability of cash flows, business and market conditions, and legal and regulatory requirements, and will be subject to the Company’s discretion. The proposed Share Repurchase Programme does not obligate the Company to acquire any particular number of its Ordinary Shares, and the proposed Share Repurchase Programme may be suspended or discontinued at any time without prior notice.
Under the Companies Act, Ordinary Shares bought back may be held in treasury or may be cancelled.
This approval, if granted, will be valid for a period of five years after the date of the General Meeting unless previously renewed, varied, or revoked by the Company at a general meeting. During this period the Company may agree to purchase Ordinary Shares pursuant to any Contract, even if such purchase would, or might, be completed or executed wholly or partly after the authority ends and the Company may accordingly purchase such Ordinary Shares pursuant to any such Contract as if the authority had not ended.
Requirement for FinSurv Approval
Under South African exchange control laws and regulations, repurchases of Ordinary Shares by the Company on exchanges in South Africa require approval by FinSurv. At the date of publication of this Notice, approval from FinSurv had not yet been received by the Company. No repurchases under the Contracts will be made in South Africa prior to the receipt of the approval from FinSurv.
Material Terms of the Contracts
The Company is seeking approval of the terms of the Contracts as defined in the Resolution.
Under the Contracts, a broker-dealer will effect repurchases of the Company’s Ordinary Shares in the United States and in
South Africa. Repurchases in South Africa are expected to be undertaken on the JSE. Repurchases are not expected to be undertaken on the GSE in Ghana or on the A2X Markets exchange in South Africa. Repurchases will be made at prevailing market prices, subject to applicable price, volume, and timing restrictions under the Contracts and the applicable US and South African securities laws and stock exchange rules.
Certain details, including the level of fees payable to the broker-dealer, the duration of the Contracts, any applicable sub-
limits and the proposed allocation of sub-limits or funds between exchanges will be determined at the time the Contracts are executed or at the time relevant instructions/orders are provided by the Company under the applicable Contracts.
Multiple Contracts may be entered into from time to time in respect of tranches of repurchases carried out under the
Share Repurchase Programme.

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AngloGold Ashanti plc | Notice of General Meeting

Part 3: Explanatory Notes to the Resolution continued
The Share Repurchase Programme is subject to an aggregate cap of US$2,000,000,000 exclusive of fees, commissions and applicable taxes (including stamp duty and securities transfer tax).
Any Contract entered into prior to the General Meeting which has not already been approved by shareholders will be conditional on the approval of its terms at the General Meeting and no purchase of any Ordinary Shares will take place under it unless and until such approval is given.
Details of the Counterparties
The Contracts are proposed to be entered into with any or all of J.P. Morgan Securities LLC, J.P. Morgan Equities
South Africa Proprietary Limited and any subsidiaries or affiliates thereof. As a result of the Company’s Ordinary Shares being almost entirely held and settled within the Depository Trust Company (the “DTC”) in the United States, in general,
Cede & Co., holding as nominee of the DTC, will be the registered holder of any Ordinary Shares to be purchased under the Contracts.
Copies of the Contracts and the list of the repurchase counterparties will be made available for shareholders of the
Company to inspect at the Company’s registered office at Third Floor, Hobhouse Court, Suffolk Street, London SW1Y
4HH, United Kingdom, for the period of 15 days ending on the date of the General Meeting. Copies of the Contracts and the list of repurchase counterparties will also be available for inspection at the General Meeting.

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AngloGold Ashanti plc | Notice of General Meeting

Part 4: Important Notes for the General Meeting
1.In accordance with the Company’s Articles of Association, all resolutions will be taken on a poll. Voting on a poll will mean that each shareholder who is entitled to vote and is present at the General Meeting may cast (or direct the casting of) one vote for each Ordinary Share held. This is also the case for a shareholder present by proxy. A proxy may cast one vote for each Ordinary Share to which their appointment relates.
2.If more than one joint Shareholder of Record votes (including voting by proxy), the only vote which will count is the vote of the person whose name is listed before the other voters on the Company’s register of members.
3.Beneficial Owners of Ordinary Shares on the Record Date generally have the right to direct their bank, broker, CSDP,
Depositary, Shareholder of Record or other agent through which they hold their Ordinary Shares on how to vote the
Ordinary Shares and are also invited to attend the General Meeting. However, as Beneficial Owners are not
Shareholders of Record of the relevant Ordinary Shares, they may not vote their Ordinary Shares at the General
Meeting unless they request and obtain a legal proxy from their bank, broker, CSDP, Depositary, Shareholder of Record or other agent through which they hold their Ordinary Shares.
4.Any Shareholder of Record or person holding a valid proxy attending the General Meeting has the right to ask questions. The Chair and the Board will endeavour to answer any questions put forward at the General Meeting, unless the Chair considers that answering the question would interfere with the proper and orderly conduct of the meeting, the proportionate discussion of any item of business or the maintenance of good order generally.
5.In accordance with the Companies Act, and the Company’s Articles of Association, a Shareholder of Record who is
entitled to attend and vote at the General Meeting is entitled to appoint another person as their proxy to exercise all or any of their rights to attend and to speak and vote at the General Meeting and to appoint more than one proxy in relation to the General Meeting (provided that each proxy is appointed to exercise the rights attached to different
Ordinary Shares). Such proxies need not be Shareholders of Record but must attend the General Meeting and vote as the Shareholder of Record instructs. Further details regarding the process of appointing a proxy, voting and the related deadlines are set out in the Voting Process and Revocation of Proxies section overleaf.
6.The results of the polls taken on the resolutions at the General Meeting and any other information required by the
Companies Act will be made available on the Company’s website as soon as reasonably practicable following the
General Meeting and for a period of two years thereafter.
7.Any electronic address provided either in this document or any related documents may only be used for the limited purposes specified herein and not to communicate with the Company by electronic means or for any other more general purpose. Except as provided above, shareholders who have general queries about the General Meeting should email investors@anglogoldashanti.com or companysecretary@anglogoldashanti.com, as no other methods of communication will be accepted.
8.You are entitled to attend the General Meeting if you are a Shareholder of Record or if you hold a valid proxy for the
General Meeting. You will be able to vote at the General Meeting, even if you have previously submitted your proxy. If you vote at the General Meeting, it will have the effect of revoking any previously submitted proxy card or voting instruction form. To be admitted to the General Meeting in person, please bring photo ID and a copy of your proxy card (if you are a Shareholder of Record) or your legal proxy (if you are a Beneficial Owner), which you will be asked to present at the registration desk. Beneficial Owners must obtain a legal proxy from their bank, broker, CSDP,
Depositary, Shareholder of Record or other agent through which they hold their Ordinary Shares and bring it to the
General Meeting.

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AngloGold Ashanti plc | Notice of General Meeting

Part 4: Important Notes for the General Meeting continued
Voting Process and Revocation of Proxies
If you are a Shareholder of Record, there are three ways to vote by proxy:
•Online – You can vote your Ordinary Shares online at www.proxyvote.com. You will need to enter the 16-digit control number located on your proxy card. We encourage you to vote online even if you received this document in the mail.
•Telephone – You can vote your Ordinary Shares by calling 1-800-690-6903 and providing the 16-digit control number located in a box on your proxy card. If you wish to appoint a proxy other than the Chair of the meeting, you should complete and return by mail your proxy card or appoint your proxy online at www.proxyvote.com by following the instructions above.
•Mail – If you received this document by mail, or if you requested paper copies of this Notice, you can vote by mail by completing, dating, signing and returning the proxy card in the envelope provided.
Telephone and online voting facilities for Shareholders of Record will be available 24 hours a day. Votes submitted online, by telephone or by way of mailing the proxy card must be received no later than 9:59 p.m. MDT on Tuesday,
21 July 2026. Submitting your proxy by any of these methods will ensure that your vote is recorded but will not affect your ability to attend and vote at the General Meeting.
If you are a Beneficial Owner, you will receive instructions from the bank, broker, CSDP, Depositary, Shareholder of Record or other agent through which you hold your Ordinary Shares. If you wish to vote in person at the meeting, you must obtain a legal proxy from the bank, broker, CSDP, Depositary, Shareholder of Record or other agent through which you hold your Ordinary Shares and bring it with you to the General Meeting.
If you sign and return your proxy card, but do not give voting instructions, the Ordinary Shares represented by that proxy will be voted as recommended by the Board as described in this document. If any other matters are properly brought up at the General Meeting (other than the proposals contained in this document), then the named proxy or proxies will have the authority to vote your Ordinary Shares on those matters in accordance with their discretion and judgment. The Board is currently not aware of any matters to be raised at the General Meeting other than the proposals contained in this document.
If you vote online or by telephone, you appoint the named proxies in the same manner as if you signed, dated and returned a proxy card by mail.
The Company has retained Broadridge Financial Services to receive and tabulate the proxies. If you submit proxy voting instructions and direct how your Ordinary Shares should be voted, the individuals named as proxies must vote your
Ordinary Shares in the manner you indicate.
A Shareholder of Record who has given a proxy may revoke it at any time before it is exercised at the General Meeting by:
•attending the General Meeting and voting in person;
•voting online or by telephone (only the last vote cast by each Shareholder of Record will be counted), provided that the
Shareholder of Record does so before 9:59 p.m. MDT on Tuesday, 21 July 2026;
•delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted online or by telephone, but prior to the date of the General Meeting, stating that the proxy is revoked; or
•signing and delivering a subsequently dated proxy card prior to the vote at the General Meeting.
You should send any written notice or new proxy card to Vote Processing, c/o Broadridge Financial Services,
51 Mercedes Way, Edgewood, NY 11717, USA, to be received by 9.59 p.m. MDT on Tuesday, 21 July 2026.
If you are a Shareholder of Record, you may request a new proxy card by emailing
companysecretary@anglogoldashanti.com.
Any shareholder owning Ordinary Shares in street name (as a Beneficial Owner) may generally change or revoke previously given voting instructions by contacting the bank, broker, CSDP, Depositary, Shareholder of Record or other agent through which they hold the Ordinary Shares or by obtaining a legal proxy from such bank, broker, CSDP,
Depositary, Shareholder of Record or other agent and voting in person at the General Meeting. Your last vote, prior to or at the General Meeting, is the vote that will be counted.

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AngloGold Ashanti plc | Notice of General Meeting

Part 4: Important Notes for the General Meeting continued
Beneficial Owners on the Depositary Interest Register
The provisions of this section are applicable to Beneficial Owners on the Depositary Interest Register (“Depositary
Interest Holders”). Depositary Interest Holders may direct Computershare to vote the Ordinary Shares represented by their Depositary Interests as follows:
Mail
Complete and return a Form of Instruction to Computershare using the reply-paid envelope that accompanied the Form of Instruction or by posting it to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY,
United Kingdom. To be effective, all Forms of Instruction must be received by Computershare by 2:00 p.m. (BST)/ 7:00
a.m. (MDT) on Monday, 20 July 2026. Computershare, as your proxy, will then make arrangements to vote your underlying Ordinary Shares according to your instructions.
CREST
Depositary Interest Holders who wish to instruct their Custodian on how to vote through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment thereof by using the procedures described in the CREST manual. CREST personal members who have appointed a voting service provider(s) should refer to their
CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST
Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST manual. All messages relating to the appointment of a proxy or an instruction to a previously appointed proxy must be transmitted so as to be received by Computershare (ID: 3RA50) no later than 2:00 p.m. (BST)/ 7:00 a.m. (MDT) on Monday,
20 July 2026.
Normal system timings and limitations will apply in relation to the input of CREST Proxy Instructions. It is therefore the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor(s) or voting service provider(s) are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.
The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the
Uncertificated Securities Regulations 2001 as amended.
If a Depositary Interest Holder or a representative of that holder wishes to attend the General Meeting and/or vote at the
General Meeting in person, they must contact the Depositary, Computershare Investor Services PLC, by email at
csnditeam@computershare.co.uk by 2:00 p.m. (BST)/ 7:00 a.m. (MDT) on Monday, 20 July 2026.
On receipt, the Depositary will issue a separate Letter of Representation authorising attendance on behalf of the
Depositary Interest Custodian, Computershare Trust Company, N.A. The Depositary Interest Holder or a representative of that holder should present the original Letter of Representation upon attendance at the General Meeting in order to gain entry to the General Meeting. Depositary Interest Holders that do not follow the above process will be unable to represent their position in person at the General Meeting. The completion of the Form of Instruction will not preclude a holder from attending the General Meeting and participating in person once such Letter of Representation has been issued.
Beneficial Owners on the South African Section of the Company’s Register
The provisions of this section are applicable to Beneficial Owners on the South African section of the Company’s register whose Ordinary Shares are dematerialised through Strate Proprietary Limited (“Dematerialised Holders”).
Dematerialised Holders should promptly provide their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their Ordinary Shares with instructions as to how to vote in relation to their shareholdings in accordance with the instructions provided to them by their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their Ordinary Shares.
Dematerialised Holders wishing to attend the General Meeting should promptly contact their bank, broker, CSDP,
Shareholder of Record or other agent through which they hold their Ordinary Shares to obtain a legal proxy to enable them to do so. As Dematerialised Holders are not Shareholders of Record of the relevant Ordinary Shares, they may not vote their Ordinary Shares or ask questions at the General Meeting unless they request and obtain a legal proxy from their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their Ordinary Shares.

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AngloGold Ashanti plc | Notice of General Meeting

Part 4: Important Notes for the General Meeting continued
Beneficial Owners on the Ghanaian Section of the Company’s Register
The provisions of this section are applicable to Beneficial Owners who are holding fractional shares in the form of
Ghanaian Depositary Shares (“GhDSs”) and Beneficial Owners who are holding shares in the Company through the nominee arrangement with the Central Securities Depository (GH) Ltd (the “Ghana Nominee”).
GhDS holders
In accordance with the AngloGold Ashanti Ghanaian Depositary Shares Agreement dated 26 April 2004, the right to vote at the General Meeting is limited to GhDS holders with a composite GhDS (i.e., 100 GhDSs). National Trust Holding
Company Ltd (the “Ghanaian Depositary”) will issue all appropriate notices, together with a voting instruction form, to the relevant GhDS holders who hold composite GhDSs. Upon receipt of a voting instruction form, the relevant GhDS holders should promptly instruct the Ghanaian Depositary, via the voting instruction form, on how to vote in relation to their shareholdings on their behalf in the manner such holders may direct.
Other Beneficial Owners (non-GhDS holders)
All Beneficial Owners who hold their shares through the Ghana Nominee should promptly provide the Ghana Nominee with instructions as to how to vote in relation to their shareholdings in accordance with the instructions provided to them by the Ghana Nominee.
As Beneficial Owners are not Shareholders of Record of the relevant Ordinary Shares, they may not vote their Ordinary
Shares or ask questions at the General Meeting unless they request and obtain a legal proxy from their bank, broker,
CSDP, Shareholder of Record or other agent through which they hold their Ordinary Shares.
Shareholder Solicitation
The Company has engaged Georgeson Inc. to assist in soliciting votes from its shareholders in connection with the
Resolution proposed by the Board.
Personal Data
Attendees are reminded that their personal data may be processed for the purposes of the General Meeting in line with our privacy notice, a copy of which is available at www.anglogoldashanti.com/privacy-notice.
Availability of Materials
This Notice is available free of charge at www.proxyvote.com or on the Company’s website at
www.anglogoldashanti.com/generalmeeting.

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AngloGold Ashanti plc | Notice of General Meeting

FORWARD-LOOKING STATEMENTS
Certain statements contained herein, other than statements of historical fact are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”,
“project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”,
“target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-
looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of numerous factors. For a discussion of such risk factors, refer to the Company’s annual report on
Form 20-F for the financial year ended 31 December 2025, filed with the U.S. Securities Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.